Prospectus Supplement
---------------------
(To Prospectus dated January 23, 1997)

                                 $300,000,000
                   CHRYSLER FINANCIAL CORPORATION [logotype]
                        6.95% Notes due March 25, 2002

      Interest on the Notes is payable semiannually on each March 25 and September 25, beginning September 25, 1997. The Notes are not redeemable prior to maturity and will mature on March 25, 2002.

      The Notes will be issued only in fully registered form and will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as depositary (the "Depositary"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, the records maintained by the Depositary's participants. Except as described in "Description of Notes - Book-Entry System," owners of beneficial interests in the Notes will not be entitled to receive Notes in definitive form and will not be considered the holders thereof. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity will therefore settle in immediately available funds. All payments of principal and interest will be made by Chrysler Financial Corporation (the "Company") in immediately available funds. See "Description of Notes -- Book-Entry System."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
              RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

=============================================================================

                                  Price to     Underwriting   Proceeds to the
                                  Public (1)   Discount (2)   Company  (1)(3)
                                  ----------   ------------   ---------------

Per Note ......................        99.896%       .45%           99.446%
Total .........................   $299,688,000 $1,350,000     $298,338,000
=============================================================================

(1) Plus accrued interest, if any, from March 24, 1997.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $175,000.

      The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Securities will be made through the facilities of the Depositary on or about March 24, 1997.

 Merrill Lynch & Co.                                    Salomon Brothers Inc


          The date of this Prospectus Supplement is March 19, 1997.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.



        Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Notes offered hereby. Such transactions may include stabilizing transactions and the purchase of Notes to cover syndicate short positions. For a description of these activities, see "Underwriting" herein.


                             DESCRIPTION OF NOTES

      The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

General

      The Notes are to be issued under an Indenture dated as of February 15, 1988, as amended (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, which has been succeeded by United States Trust Company of New York as successor Trustee (the "Trustee").

      The Notes will be limited to an aggregate principal amount of $300,000,000 and will mature on March 25, 2002. Under the Indenture, any payment of principal or interest required to be made in respect of a Note on a date that is not a Business Day for such Note need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment. The Notes will bear interest at the rate of 6.95% per annum from March 24, 1997 or from the most recent Interest
Payment Date to which interest has been paid or provided for, payable semiannually in arrears on each March 25 and September 25 or, if such day is not a Business Day,on the next succeeding Business Day, beginning September 25, 1997, and at maturity to the persons in whose names the Notes (or any Predecessor Securities) are registered at the close of business on March 10 or September 10, as the case may be, immediately preceding such Interest Payment Date or, in the case of interest payable at maturity, to the persons to whom principal shall be payable. Interest payments on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

      As used herein, "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are not authorized or obligated by law to close.

      The Notes are not redeemable at the option of the Company prior to maturity and do not provide for any sinking fund.

      The Notes will be issued in registered form and will rank pari passu with all existing and future unsecured and unsubordinated indebtedness of the Company. The Notes, which upon issuance will be represented by one or more Global Securities, are being offered in denominations of $1,000 and any integral multiple thereof. Payment of the purchase price of a Note may be made, and payment of the principal of and interest on the Notes will be made, only in U.S. dollars.

      See the Prospectus for a further description of the Trustee, the Indenture and the Notes, including the covenants, modification provisions and events of default relating to the Notes.

Book-Entry System

      Upon issuance, the Notes will be represented by one or more Global Securities deposited with, or on behalf of, the Depositary. The Global Securities representing the Notes will be registered in the name of a nominee of the Depositary. Upon issuance, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by the Global Securities to the accounts of institutions that have accounts with the Depositary ("participants"), and ownership of beneficial interests in the Global Securities will be limited to participants or persons that may hold interests through participants. Except under the circumstances described in the Prospectus under "Description of Debt Securities -- Global Securities," the Notes will not be issuable in definitive form. As long as the Notes are represented by Global Securities, the Depositary's nominee will be considered the sole owner or holder of the Notes for all purposes under the Indenture, and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with the following summary and with the Depositary's regular operating procedures. So long as the Depositary or its nominee is the sole owner of the Global Securities, principal and interest payments on the Notes will be made to the Depositary or its nominee, as the case may be, as the registered owner or holder of the Global Securities representing the Notes. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit immediately participants' accounts with payments in amounts proportionate to their respective interests in the principal amount of the Global Securities as shown on the records of the Depositary.

      The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movements of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to other entities, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

      See "Description of Debt Securities -- Global Securities" in the accompanying Prospectus for additional information concerning the book-entry system.

                                 UNDERWRITING

      The Underwriters named below have severally agreed to purchase from the Company the following respective principal amount of the Notes:

                                                          Principal
                                                           Amount
                       Underwriter                        of Notes
                       -----------                        --------
          Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated...................   $150,000,000
          Salomon Brothers Inc ......................    150,000,000
                                                        ------------
                      Total  ........................   $300,000,000
                                                        ============

      The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. In the event of default by one of the Underwriters, the Underwriting Agreement provides that in certain circumstances the commitment of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

      The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of.3% of the principal amount of the Notes; that the Underwriters and such dealers may allow a discount of
 .25% of such principal amount on sales to certain other dealers; and that after the initial public offering the public offering price and concession and discount to dealers may be changed by the Underwriters.

        Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

        If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      The Company has agreed to indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or contribute to payments which the Underwriters may be required to make in respect thereof.

PROSPECTUS
                   CHRYSLER FINANCIAL CORPORATION [logotype]

                          Debt Securities and Warrants

      Chrysler Financial Corporation (the "Company") may offer from time to time its debt securities consisting of senior debentures, notes, bonds and/or other evidences of indebtedness ("Debt Securities"), and warrants to purchase Debt Securities ("Warrants") up to an aggregate initial public offering price of approximately $6,871,400,850 or the equivalent thereof in one or more foreign currencies or composite currencies. Debt Securities and Warrants may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus. Unless otherwise provided in any such supplement, the Debt Securities and Warrants will be sold only for U.S. dollars, and the principal of and any interest on the Debt Securities will likewise be payable only in U.S. dollars.

      The Debt Securities will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company. See "Description of Debt Securities."

      Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Warrants of a series may be issuable in registered form ("Registered Warrants") and may be issuable in bearer form ("Bearer Warrants"). Bearer Securities and Bearer Warrants will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

      The terms of the Debt Securities and/or Warrants in respect of which this Prospectus is being delivered, including, where applicable, the specific designation, aggregate principal amount, currency, denominations, maturity, premium, rate (which may be fixed or variable) and time of payment of interest, the nature of any liens securing the Debt Securities, terms for redemption at the option of the Company or the holder, terms for sinking fund payments, terms for exercising the Warrants, the initial public offering price, the names of, and the principal amounts to be purchased by, underwriters and the compensation of any agents and underwriters and other terms in connection with the offering and sale of such Debt Securities and/or Warrants are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

      The Company may offer and sell Debt Securities and Warrants, separately or together, to or through underwriters, and also may offer and sell Debt Securities and Warrants, separately or together, directly to other purchasers or through agents. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement. This Prospectus may not be used to consummate sales of Debt Securities or Warrants unless accompanied by a Prospectus Supplement.


                                  ---------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
                                  ---------

               The date of this Prospectus is January 23, 1997.

                             AVAILABLE INFORMATION

      The Company and Chrysler Corporation are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copies may be obtained at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which certain of the Company's debt securities are listed.

      The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities and Warrants offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Debt Securities and Warrants, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, which was previously filed with the Commission pursuant to the Exchange Act, is incorporated herein by reference.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities and Warrants shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all documents incorporated by reference as a part of the Registration Statement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Requests should be directed to: Office of the Secretary, Chrysler Financial Corporation, 27777 Franklin Road, Southfield, Michigan 48034 (telephone: (810) 948-3058).

      These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this Prospectus or any Prospectus Supplement hereto.

                        CHRYSLER FINANCIAL CORPORATION

General

      The Company is a financial services organization that principally provides consumer and dealer automotive financing. The Company provides retail and lease financing for vehicles, dealer inventory and other financing needs, dealer property and casualty insurance, and dealership facility development and management, primarily for Chrysler Corporation dealers and their customers. All of the Company's common stock is owned by Chrysler Corporation, a Delaware corporation (together with its subsidiaries, "Chrysler"). The Company's primary objective is to provide financing for automotive dealers and retail purchasers of Chrysler's products. The Company sells significant amounts of automotive receivables acquired in transactions subject to limited recourse provisions. The Company remains as servicer of such receivables for which it is paid a servicing fee. At December 31, 1996, the Company had approximately 3,000 employees and its portfolio of receivables managed, which includes receivables owned and serviced for others, totaled $39.1 billion. The Company's executive offices are located at 27777 Franklin Road, Southfield, Michigan 48034; telephone (810) 948-3058.

      This Prospectus contains brief summaries of certain more detailed information contained in documents incorporated herein by reference. Such summaries are qualified in their entirety by the more detailed information contained in the incorporated documents.

Company Operations

      The Company's portfolio of finance receivables managed includes receivables owned and receivables serviced for others. Receivables serviced for others includes securitized automotive receivables and retail leases. At December 31, 1996, receivables serviced for others accounted for 71% of the Company's portfolio of receivables managed. Total finance receivables managed at the end of each of the five most recent years were as follows:

                                               December 31,
                               --------------------------------------------
                               1996      1995      1994      1993      1992
                               ----      ----      ----      ----      ----
                                         (in millions of dollars)
Automotive ................  $36,858   $35,696   $29,962   $25,011   $22,481
Nonautomotive .............    2,204     2,391     2,775     3,251     7,657
                             -------   -------   -------   -------   -------
Total financing ...........  $39,062   $38,087   $32,737   $28,262   $30,138
                             =======   =======   =======   =======   =======

      Automotive Financing. The Company conducts its automotive finance business through Chrysler Financial Corporation in the United States and Chrysler Credit Canada Ltd. in Canada. The Company is the major source of car and truck wholesale financing and retail financing for Chrysler vehicles throughout North America. The Company also offers dealers working capital loans, real estate and equipment financing and financing plans for fleet buyers, including daily rental car companies independent of, and affiliated with, Chrysler. The automotive financing operations of the Company are conducted through 29 zone offices in the United States and Canada. During 1996, the Company expanded into international markets by opening offices in Belgium, France, Italy and Japan.

      During 1996, the Company financed or leased approximately 790,000 new and used vehicles at retail in the United States, including approximately 485,000 new Chrysler cars and trucks representing 20 percent of Chrysler's U.S. retail and fleet deliveries. During 1996, the Company financed approximately 2,693,000 new and used vehicles at wholesale in the United States, including approximately 1,771,000 new Chrysler cars and trucks representing 72 percent of Chrysler's U.S. factory shipments.

      Nonautomotive Financing. The Company conducts its nonautomotive finance business through its subsidiary, Chrysler Capital Corporation. At December 31, 1996, the nonautomotive receivables managed throughout the United States consisted of $0.2 billion of commercial loans and leases and $2.0 billion of leveraged leases.

Risk Factors

      Prior to deciding to invest in the Debt Securities, potential purchasers should carefully consider the following factors, together with the information herein contained and incorporated herein by reference.

      Liquidity and Capital Resources. The Company has significant liquidity requirements. If cash provided by operations, borrowings under bank credit lines, continued receivable sales and the placement of term debt does not provide the necessary liquidity, the Company would be required to restrict its financing of Chrysler products and dealers. A significant reduction in such financing support would have a material adverse effect on the Company and Chrysler. Additionally, an impairment of the Company's ability to sell or securitize its receivables, a reduction in Chrysler's automotive product sales, and a variety of other factors could affect the Company's ability to repay its debt at maturity. See, "Chrysler Financial Corporation Selected Consolidated Financial Data -- Liquidity and Capital Resources."

      Relationship with Chrysler. Due to the significant portion of the Company's business that relates to Chrysler and the Company's increasing dependence upon Chrysler, lower levels of production and sales of Chrysler automotive products would likely result in a reduction in the level of finance operations of the Company. Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and market its vehicles successfully. See "Information Concerning Chrysler Corporation."

                        CHRYSLER FINANCIAL CORPORATION
                     SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data of the Company for each of the last five years ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1996 and 1995 and for each of the last three years in the period ended December 31, 1996 and the report of Deloitte & Touche LLP thereon are incorporated herein by reference. The following selected consolidated financial data should be read in conjunction with such consolidated financial statements, related notes and other financial information incorporated herein by reference.

                                                       Year Ended December 31,
                                          -----------------------------------------------
                                            1996      1995      1994      1993      1992
                                            ----      ----      ----      ----      ----
                                                          (dollars in millions)
Earnings Statement Data:(1)
Total finance revenue ..................  $ 1,672   $ 1,631   $ 1,368   $ 1,418   $ 1,939
Interest expense .......................      797       910       754       791     1,022
Depreciation on vehicles leased ........       92        46        11        --        --
Net margin .............................      783       675       603       627       917
Other revenues .........................      809       808       627       621       636
Operating and other expenses ...........      523       508       603       463       595
Provision for credit losses ............      387       342       203       216       309
Earnings before income taxes and
  cumulative effect of changes in
  accounting principles ................      586       522       315       267       295
Net earnings(2) ........................      376       339       195       129       231

                                                            December 31,
                                          -----------------------------------------------
                                            1996      1995      1994      1993      1992
                                            ----      ----      ----      ----      ----
                                                          (dollars in millions)
Balance Sheet Data:(1)
Finance receivables -- net .............  $11,158   $12,644   $12,423   $ 9,626   $10,200
Retained interests in sold
  receivables -- net ...................    3,153     2,733     2,251     2,620     2,759
Cash and cash equivalents ..............      230       476       174       265       433
Marketable securities ..................      472       674       583       348       333
Assets held for sale ...................       --        --        --        --     2,393
Loans and other amounts due from
   affiliated companies.................      859        --        66        --        --
Repossessed collateral .................      146       194       162       269       192
Dealership properties leased -- net ....      319       363       407       423       454
Vehicles leased -- net .................      614       397       130        --        --
Other assets ...........................      582       354       452       700       784
                                          -------   -------   -------   -------   -------
    Total assets .......................  $17,533   $17,835   $16,648   $14,251   $17,548
                                          =======   =======   =======   =======   =======
Short-term notes (primarily
  commercial paper) ....................  $ 2,616   $ 2,435   $ 4,315   $ 2,772   $   352
Bank borrowings ........................       90        --        --        --     5,924
Senior term debt .......................    8,435     9,234     6,069     5,139     4,436
Subordinated term debt .................       --        --        27        77       585
Other debt .............................      104       100       260       447       455
Accounts payable, accrued
  expenses and other ...................    1,372     1,236     1,155     1,147     1,270
Amounts due to affiliated companies ....       --        29        --        24        35
Deferred income taxes ..................    1,628     1,499     1,549     1,514     1,493
                                          -------   -------   -------   -------   -------
    Total liabilities ..................   14,245    14,533    13,375    11,120    14,550
                                          -------   -------   -------   -------   -------
Shareholder's investment:
  Common(3) ............................    3,288     3,302     3,273     3,131     2,998
                                          -------   -------   -------   -------   -------
    Total shareholder's investment .....    3,288     3,302     3,273     3,131     2,998
                                          -------   -------   -------   -------   -------
    Total liabilities and shareholder's
      investment .......................  $17,533   $17,835   $16,648   $14,251   $17,548
                                          =======   =======   =======   =======   =======

----------------
(1) Prior periods reclassified to conform to current classifications.

(2) Net earnings for 1993 included a $30 million after-tax charge from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," while 1992 net earnings included a $51 million favorable after-tax adjustment from the adoption of SFAS No. 109, "Accounting for Income Taxes" and an after-tax one-time $24 million charge for the write-off of goodwill.

(3) The Company paid dividends to Chrysler Corporation totaling $382 million, $335 million and $40 million for the years ended December 31, 1996, 1995, and 1994, respectively. The Company declared no cash dividends in respect of its common stock, during 1993 and 1992.


Financial Review

      The Company had net earnings of $376 million in 1996 compared to $339 million and $195 million in 1995 and 1994, respectively. The increase in net earnings for the year ended December 31, 1996 reflects net margin improvements partially offset by an increase in the provision for credit losses.

      Total assets at December 31, 1996 totaled $17.5 billion compared to $17.8 billion at December 31, 1995. Total debt outstanding at December 31, 1996 was $11.2 billion compared to $11.8 billion at December 31, 1995. The Company's debt-to-equity ratio was 3.4 to 1 at December 31, 1996 compared to
3.6 to 1 at December 31, 1995.

      The Company's portfolio of receivables managed, which includes receivables owned and receivables serviced for others, totaled $39.1 billion at December 31, 1996, up from $38.1 billion at December 31, 1995. The increase in receivables managed during the last two years reflects higher volumes of automotive receivables acquired. Receivables serviced for others totaled $27.8 billion at December 31, 1996 compared to $25.2 billion at December 31, 1995.

      The Company's allowance for credit losses totaled $526 million, $578 million, and $512 million at December 31, 1996, 1995, and 1994, respectively. The allowance for credit losses as a percentage of related finance receivables outstanding was 1.52 percent at December 31, 1996, 1.69 percent at December 31, 1995, and 1.66 percent at December 31, 1994. The decline in the allowance for credit losses as a percentage of related finance receivables outstanding from December 31, 1995 is primarily attributable to the Company's sale of nonautomotive assets and higher loss experience on the Company's retail automotive receivables.

      Net credit loss experience, including net losses on receivables sold subject to limited recourse provisions, for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                  Net Credit Losses
                                            -----------------------------
                                                     December 31,
                                            -----------------------------
                                             1996       1995       1994
                                             ----       ----       ----
                                             (in millions of dollars)
Automotive financing ....................    $358       $229       $117
Nonautomotive financing .................      35         23         41
                                             ----       ----       ----
    Total ...............................    $393       $252       $158
                                             ====       ====       ====
                                             Net Credit Losses to Average
                                            Gross Receivables Outstanding
                                            -----------------------------
                                                     December 31,
                                            -----------------------------
                                              1996       1995       1994
                                              ----       ----       ----
Automotive financing ....................     1.06%      .70%        .42%
Nonautomotive financing .................     1.06%      .69%       1.05%
    Total ...............................     1.06%      .70%        .50%

Liquidity and Capital Resources

      Term debt, commercial paper and receivable sales represent the Company's primary funding sources. During 1996, the Company issued $1.2 billion of term debt (primarily medium term notes), repaid term debt of $2.0 billion and increased its commercial paper outstandings by $0.2 billion as compared to 1995.

      Receivable sales continued to be a significant source of funding. Net proceeds from the sales of automotive retail receivables were $8.1 billion during 1996, as compared to $6.5 billion for 1995. Securitization of revolving wholesale account balances provided funding which aggregated $6.8 billion and $6.7 billion at December 31, 1996 and 1995, respectively.

      As of December 31, 1996, the Company had contractual debt maturities of $5.7 billion in 1997 (including $2.6 billion of short-term notes with an average remaining term of 37 days), $2.6 billion in 1998, $1.6 billion in 1999, $0.8 billion in 2000, $0.4 billion in 2001, and $0.1 billion in years thereafter.

      The Company's revolving credit facilities which total $8.0 billion consist of a $2.0 billion facility expiring in April, 1997 and a $6.0 billion facility expiring in April, 2001. These facilities include $0.8 billion allocated to Chrysler Credit Canada Ltd. As of December 31, 1996, no amounts were outstanding under these facilities.

      The Company paid $382 million and $335 million in dividends to Chrysler during 1996 and 1995, respectively.

      For additional information regarding the results of operations and financial condition of the Company, see the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference into this Prospectus.

New Accounting Standard

      In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 requires securitization transactions to be accounted for as sales when legal and effective control over transferred receivables is surrendered. In addition, servicing assets or liabilities are to be recognized when servicing rights are retained by the seller. Current accounting standards do not permit recognition of servicing assets arising from securitization transactions. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively.

      The Company will adopt SFAS No. 125 effective on January 1, 1997. The adoption of SFAS No. 125 is not expected to have a material effect on results of operations or financial position of the Company. Securitization transactions entered into after December 31, 1996 are expected to be structured in a manner that qualifies for sale accounting under SFAS No. 125. Gains or losses from securitization transactions occurring after December 31, 1996 may vary from historical results due to, among other things, adoption of SFAS No. 125, the level of securitization activity and interest rates.

                  INFORMATION CONCERNING CHRYSLER CORPORATION

      The Company's results of operations depend significantly upon the results of operations of Chrysler. Chrysler is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission referred to above under "Available Information."

      The results of operations and balance sheet data set forth below for Chrysler reflect the full consolidation of the accounts of all significant majority-owned subsidiaries and entities over which Chrysler has a controlling financial interest for each of the last three years ended December 31, 1996. Such information has been derived from the audited consolidated financial statements of Chrysler.

                                                  Year Ended December 31,
                                                ---------------------------
                                                  1996      1995      1994
                                                  ----      ----      ----
                                                  (in millions of dollars)
Results of Operations Data
Sales of manufactured products ................ $57,587   $49,601   $49,363
Finance and insurance revenues ................   1,746     1,589     1,384
Other revenues ................................   2,064     2,005     1,488
                                                -------   -------   -------
Total Revenues ................................  61,397    53,195    52,235
                                                -------   -------   -------
Total Expenses ................................  55,305    49,746    46,405
                                                -------   -------   -------
Earnings Before Income Taxes, Extraordinary
  Item, and Cumulative Effect of a Change in
  Accounting Principle .......................    6,092     3,449     5,830
Provision for income taxes ....................   2,372     1,328     2,117
                                                -------   -------   -------
Earnings Before Extraordinary Item and
 Cumulative Effect of a Change in Accounting
  Principle  ..................................   3,720     2,121     3,713
Extraordinary item -- Loss on early
  extinguishment of debt, net of taxes ........    (191)       --        --
Cumulative effect of a change in accounting
  principle ...................................      --       (96)       --
                                                -------   -------   -------
Net Earnings .................................. $ 3,529   $ 2,025   $ 3,713
Preferred stock dividends .....................       3        21        80
                                                -------   -------   -------
Net Earnings on Common Stock .................  $ 3,526   $ 2,004   $ 3,633
                                                =======   =======   =======
                                                        December 31,
                                                ---------------------------
                                                  1996      1995      1994
                                                  ----      ----      ----
                                                   (in millions of dollars)
Balance Sheet Data
Cash, cash equivalents and marketable
  securities .................................. $ 7,752   $ 8,125   $ 8,371
Total assets ..................................  56,184    53,756    49,539
Total debt ....................................  13,396    14,193    13,106
Shareholders' equity ..........................  11,571    10,959    10,694

Results of Operations

      Chrysler reported earnings before income taxes, extraordinary item, and the cumulative effect of a change in accounting principle of $6.1 billion in 1996, compared with $3.4 billion in 1995. Net earnings for 1996 were $3.5 billion, or $4.77 per common share, compared with $2.0 billion, or $2.65 per common share in 1995.

      Earnings before income taxes, extraordinary item, and the cumulative effect of a change in accounting principle for 1996 included a charge of $97 million ($61 million after taxes) for costs associated with a voluntary early retirement program for certain salaried employees, a charge of $77 million ($51 million after taxes) related to a write-down of Pentastar Electronics, Inc. ("PEI"), a charge of $65 million ($100 million after taxes) related to a write-down of Thrifty Rent-A-Car System, Inc. ("Thrifty"), a charge of $50 million ($31 million after taxes) for lump sum retiree pension costs related to the new UAW collective bargaining agreement, and a gain of $101 million ($87 million after taxes) from the sale of Electrospace Systems, Inc. ("ESI") and Chrysler Technologies Airborne Systems, Inc. ("CTAS") Earnings before income taxes, extraordinary item, and the cumulative effect of a change in accounting principle for 1995 included a charge of $263 million ($162 million after taxes) for costs associated with production changes at Chrysler's Newark assembly plant and a charge of $115 million ($71 million after taxes) for a voluntary minivan owner service action.

      Excluding the items listed above, pretax earnings for calendar-year 1996 increased as compared with calendar-year 1995 primarily as a result of an increase in vehicle shipments and improved vehicle margins due to pricing actions and a reduction in average sales incentives per vehicle, partially offset by increased profit-based employee compensation costs. The increase in shipments for calendar-year 1996 was primarily due to increased shipments of minivans and Dodge Ram pickup trucks. Minivan shipments for calendar-year 1995 were adversely affected by the changeover and launch of Chrysler's all-new minivans. The increase in shipments of Dodge Ram pickup trucks primarily reflects a full year of production in 1996 at two additional assembly plants.

      In December 1996, Chrysler extinguished $550 million, or 50% of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates Due 2020 (the "Certificates") at a cost of $859 million. The extinguishment of the Certificates resulted in an extraordinary after-tax loss of $191 million (net of income tax benefit of $118 million), or $0.26 per common share.

      Effective January 1, 1995, Chrysler changed its accounting treatment for certain vehicle sales (principally to non-affiliated rental car companies) in accordance with Emerging Issues Task Force issue 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." This change in accounting principle resulted in the recognition of an after-tax charge of $96 million (net of income tax benefit of $59 million), or $0.13 per common share in 1995. The ongoing effect of this accounting change was not material to 1996 and 1995 earnings.

      Chrysler's worldwide vehicle shipments in 1996 were 2,958,800 units, an increase of 285,261 units or 11 percent from 1995 levels. Chrysler's vehicle shipments outside of the U.S., Canada and Mexico in 1996 were 223,657 units, an increase of 15,385 units or seven percent from 1995 levels.


      Chrysler's revenues and results of operations are principally derived from the U.S. and Canada automotive marketplaces. Retail industry sales (including fleet) of new cars and trucks in the U.S. and Canada were 16.6 million units in 1996, compared with 16.3 million units in 1995, an increase of two percent.

      Chrysler's U.S. and combined U.S. and Canada retail sales and market share data for 1996 and 1995 were as follows:

                                                                   Increase/
                                             1996        1995     (Decrease)
                                             ----        ----     ----------
U.S. Retail Market(1):
  Car sales ............................    832,633     786,180      46,453
  Car market share .....................        9.8%        9.1%        0.7%
  Truck sales (including minivans) .....  1,618,193   1,378,163     240,030
  Truck market share ...................       23.3%       21.3%        2.0%
  Combined car and truck sales .........  2,450,826   2,164,343     286,483
  Combined car and truck market share ..       15.9%       14.3%        1.6%
U.S. and Canada Retail Market(1):
  Combined car and truck sales .........  2,690,340   2,389,465     300,875
  Combined car and truck market share ..       16.1%       14.7%        1.4%

----------------
    (1) All retail sales and market share data include fleet sales.


      The increase in Chrysler's U.S. car market share during 1996 was primarily due to increased sales of its midsize sedans and coupes, including the new Plymouth Breeze and Chrysler Sebring convertible. The increase in Chrysler's U.S. truck market share during 1996 was primarily due to increased sales of its Dodge Ram pickup trucks, Jeep(R) sport-utility vehicles, and minivans.

      In 1996, Chrysler completed the sale of ESI and CTAS for net proceeds of $476 million. ESI and CTAS were engaged principally in the manufacture of defense electronics and aircraft modification, respectively, and represented substantially all of the operations of Chrysler Technologies Corporation, a wholly owned subsidiary of Chrysler. The sale resulted in a pretax gain of $101 million ($87 million after taxes).

      Consistent with its strategy to focus on its core automotive business, in 1996, Chrysler committed to a plan of disposal for Thrifty. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," a pretax loss of $65 million ($100 million after taxes) was recognized in 1996 to write down Thrifty's carrying value to estimated fair value less cost to sell. Chrysler's estimate of the fair value of Thrifty is based principally on an analysis of non-binding bids. The after-tax loss includes the effect of not being able to claim a tax deduction for the capital loss on Chrysler's investment in Thrifty. Thrifty's assets and liabilities at December 31, 1996 and its results of operations for 1996 were immaterial to Chrysler's consolidated assets and liabilities and results of operations, respectively. Chrysler is continuing with its efforts to sell Thrifty and is uncertain when the sale of Thrifty may occur.

      In the fourth quarter of 1996, Chrysler signed an agreement to sell PEI for net proceeds of $17 million. PEI produces automatic test equipment for military applications and represents the remaining operations of Chrysler Technologies Corporation. In accordance with SFAS No. 121, a pretax loss of $77 million ($51 million after taxes) was recognized in the fourth quarter of 1996 to write down PEI's carrying value to estimated fair value less cost to sell. Chrysler's estimate of the fair value of PEI was based on the terms of the agreement. Included in the cost to sell PEI is an estimate for job security benefits, special early retirement benefits and other employee costs related to employees which Chrysler agreed to retain. PEI's assets and liabilities at December 31, 1996 and its results of operations for 1996 were immaterial to Chrysler's consolidated assets and liabilities and results of operations, respectively. The sale of PEI was completed on January 10, 1997.

      In 1995, Chrysler recorded a $263 million provision ($162 million after taxes) for costs associated with production changes at its Newark assembly plant. Newark production of the Chrysler Concorde and Dodge Intrepid was reduced to one shift in August 1995 and terminated in July 1996. Production of an all-new sport-utility vehicle, the Dodge Durango, is scheduled to begin at the Newark assembly plant in the fall of 1997. The provision reflects the recognition of supplemental unemployment benefits, job security benefits and other related employee costs, and the write-down of certain equipment and tooling.

      Chrysler's effective tax rates in 1996, 1995 and 1994 were 38.9 percent, 38.5 percent and 36.3 percent, respectively. The provision for income taxes in 1994 included favorable adjustments aggregating $132 million, including $100 million for the recognition of tax credits related to expenditures in prior years for qualifying research and development activities.

      For the past several years, Chrysler has benefitted from the following factors: (1) favorable economic conditions in the U.S. and Canada, where Chrysler's sales are concentrated, and (2) a continuing shift in U.S. and Canada consumer preferences toward trucks, as Chrysler manufactures a higher proportion of trucks to total vehicles than its principal competitors in the U.S. and Canada. A significant deterioration in either of these factors could adversely affect Chrysler's consolidated operating results. In addition, Chrysler has also benefitted over the past several years from a cost advantage in comparison to vehicles manufactured in Japan (and vehicles containing significant material components manufactured in Japan) as a result of favorable exchange rates between the Japanese yen and the U.S. dollar. During 1996, this cost advantage was substantially reduced as a result of unfavorable changes in the Japanese yen to U.S. dollar exchange rate. These changes did not have a material adverse effect on Chrysler's 1996 consolidated operating results. Chrysler believes, however, that further substantial unfavorable exchange rate changes could, over time, have an adverse effect on Chrysler's consolidated operating results. Further, Chrysler has benefitted from a strategy of focusing resources on its core automotive business and an aggressive capital expenditure and vehicle development program that has resulted in the replacement of its entire product lineup over the last five years. Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive environment.

Liquidity and Capital Resources

      Chrysler's consolidated combined cash, cash equivalents and marketable securities totaled $7.8 billion at December 31, 1996 (including $797 million held by the Company and Car Rental Operations), $8.1 billion at December 31, 1995 (including $1.2 billion held by the Company and Car Rental Operations), and $8.4 billion at December 31, 1994 (including $756 million held by the Company and Car Rental Operations). At December 31, 1996, the Company had approximately $400 million of marketable securities which were limited for use in its insurance operations in accordance with various statutory requirements. The decrease in Chrysler's consolidated combined cash, cash equivalents and marketable securities in 1996 was primarily the result of capital expenditures, common stock repurchases, net debt repayments and dividend payments, largely offset by cash generated by operating activities, marketable securities acquired in non-cash transactions related to the securitization of retail receivables and net proceeds from the sales of nonautomotive assets. The decrease in Chrysler's consolidated combined cash, cash equivalents and marketable securities in 1995 was primarily the result of capital expenditures, net finance receivables acquired and common stock repurchases, largely offset by cash generated by operating activities and cash provided by an increase in long-term debt.

      Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive environment. Chrysler's expenditures for new product development and the acquisition of productive assets were $17.1 billion for the three-year period ended December 31, 1996. Expenditures for these items during the succeeding three-year period are expected to be at similar or higher levels. At December 31, 1996, Chrysler had commitments for capital expenditures, including commitments for assets currently under construction, totaling approximately $1.6 billion.

      In May 1996, Chrysler declared a two-for-one stock split in the form of a 100 percent stock dividend which was distributed on July 15, 1996 to shareholders of record on June 15, 1996. All per share data and the average common and dilutive equivalent shares outstanding have been adjusted to reflect this stock split for all periods presented. The number of common shares issued, outstanding and held in treasury for 1996 have been adjusted to reflect this stock split. In addition, the par value of the new shares issued as a result of the two-for-one stock split has been transferred from additional paid-in capital to common stock. Additional paid-in capital, common stock balances, common shares issued, outstanding and held in treasury for prior periods have not been restated for the two-for-one stock split.

      During 1996, Chrysler repurchased 66 million shares of its common stock at a cost of $2.0 billion (including $16 million in unsettled repurchases at December 31, 1996). In December 1996, Chrysler's Board of Directors approved an increase in Chrysler's planned 1997 common stock repurchases from $1 billion to $2 billion. The planned 1997 common stock repurchases are subject to market and general economic conditions. Since beginning its common stock repurchase program in 1995, Chrysler has repurchased 112 million shares of its common stock at a cost of $3.1 billion.

      In the second quarter of 1996, Chrysler increased its quarterly dividend from $0.30 to $0.35 per common share. In the fourth quarter of 1996, Chrysler increased its quarterly dividend from $0.35 to $0.40 per common share. Dividends per common share have been adjusted to reflect the two-for-one stock split.

      In December 1996, Chrysler extinguished $550 million, or 50 percent of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates Due 2020 at a cost of $859 million. At December 31, 1996, $550 million of the Certificates remained outstanding. The remaining

Certificates outstanding are not redeemable prior to maturity and carry a current interest rate of 12 percent. In addition, Chrysler entered into forward contracts (notional amount $520 million) to mitigate interest rate risk related to debt Chrysler intends to incur in the first quarter of 1997 to refinance the extinguished Certificates. The refinancing is subject to market and general economic conditions.

      Chrysler's ability to market its products successfully depends significantly on the availability of vehicle financing for its dealers and, to a lesser extent, the availability of financing for retail and fleet customers, both of which are provided by the Company.

      Chrysler's strategy is to focus on its core automotive business. As part of this strategy, Chrysler has sold certain assets and businesses in past years which are not related to its core automotive business, and is exploring the sale of other such assets and businesses in the near term.

                      RATIO OF EARNINGS TO FIXED CHARGES

      The ratios of earnings to fixed charges of the Company Consolidated and Chrysler Consolidated for each of the last five years were as follows:

                                             Years Ended December 31,
                                       ------------------------------------
                                       1996    1995    1994    1993    1992
                                       ----    ----    ----    ----    ----
The Company Consolidated ..........   1.72X   1.56X   1.41X   1.33X   1.28X
Chrysler Consolidated .............   5.51X   3.45X   5.52X   3.62X   1.48X

      The Company Consolidated. The ratios of earnings to fixed charges have been computed by dividing earnings before taxes on income and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).

      Chrysler Consolidated. For purposes of computing the ratios of earnings to fixed charges, earnings are determined by adding back fixed charges to earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than 50% owned affiliates. Fixed charges consist of interest expense, credit line commitment fees and the interest portion of rent expense.

                                USE OF PROCEEDS

      Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Debt Securities and Warrants and the exercise of Warrants will be added to its general corporate funds and may be used to repay long-term or short-term borrowings and for other general corporate purposes. If the Company elects at the time of the issuance of Debt Securities or Warrants to make different or more specific use of proceeds other than as set forth herein, such use will be described in the Prospectus Supplement.

                        DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

      The Debt Securities are to be issued under an Indenture dated as of February 15, 1988, as amended (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, which has been succeeded by United States Trust Company of New York as successor Trustee (the "Trustee"). The Indenture is incorporated by reference as an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Numerical references in parentheses below are to sections of the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      Debt Securities and Warrants offered by this Prospectus will be limited to an aggregate initial public offering price of approximately $6,871,400,850 or the equivalent thereof in one or more foreign currencies or composite currencies. The Indenture provides that Debt Securities in an unlimited amount may be issued thereunder from time to time in one or more series. (Section 301)

      The Securities will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of such Debt Securities, including, where applicable: (i) the designation, aggregate principal amount, currency or currencies and denominations of such Debt Securities; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature; (iv) the currency or currencies in which such Debt Securities are being sold and in which the principal of and any interest on such Debt Securities will be payable, whether the holder of any such Debt Securities may elect the currency in which payments thereon are to be made and, if so, the manner of such election; (v) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest; (vi) the date from which such interest on such Debt Securities will accrue, the dates on which such interest will be payable and the date on which payment of such interest will commence; (vii) the dates on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment; (viii) whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities or both and the terms upon which any Bearer Securities of such series may be exchanged for Registered Securities of such series; (ix) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Securities; (x) any special provisions for the payment of additional amounts with respect to such Debt Securities; (xi) if a temporary Global Security is to be issued with respect to such series, whether any interest thereon payable on an interest payment date prior to the issuance of a permanent Global Security or definitive Bearer Securities will be credited to the account of the persons entitled thereto on such interest payment date; (xii) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a permanent Global Security or for definitive Debt Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Debt Securities of the series; (xiii) any additional restrictive covenants included for the benefit of holders of such Debt Securities; (xiv) additional Events of Default provided with respect to such Debt Securities; and (xv) the terms of any Warrants offered together with such Debt Securities.

      The Debt Securities may be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in whole or in part in the form of one or more Global Securities, as described below under "Global Securities." Unless the Prospectus Supplement relating thereto specifies otherwise, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in the denomination of $5,000. See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below. One or more Global Securities may be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denomination thereof. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

      At the option of the Holder upon request confirmed in writing, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below) of any series will be exchangeable into an equal aggregate principal amount of Registered Securities (if the Debt Securities of such series are issuable as Registered Securities) or Bearer Securities of the same series (with the same interest rate and maturity date), but no Bearer Security will be delivered in or to the United States, and Registered Securities of any series (other than a Global Security, except as set forth below) will be exchangeable into an equal aggregate principal amount of Registered Securities of the same series (with the same interest rate and maturity date) of different authorized denominations. If a Holder surrenders Bearer Securities in exchange for Registered Securities between a Regular Record Date or, in certain circumstances, a Special Record Date, and the relevant interest payment date, such Holder will not be required to surrender the coupon relating to such interest payment date. Registered Securities may not be exchanged for Bearer Securities. (Section 305)

      Debt Securities may be presented for exchange, and Registered Securities (other than a Global Security) may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the office of any transfer agent or at the office of the Security Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. (Section 305) Bearer Securities will be transferable by delivery.

      Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

Global Securities

      The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Sections 303 and 305)

      The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

      Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

      So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

      Subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below, principal, premium, if any, and interest payments on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments in respect of such temporary Global Security will be subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below.

      If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by the Company, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. (Section 305) See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

Payment and Paying Agents

      Payment of principal of and premium, if any, and interest on Bearer Securities will be payable in the currency designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. Any such payment may be made by a check in the designated currency. No payment with respect to any Bearer Securities will be made at the Corporate Trust Office of the Trustee or any other paying agency maintained by the Company in the United States nor will any such payment be made by transfer to an account, or by mail to an address, in the United States. Notwithstanding the foregoing, payments of principal of and premium, if any, and interest on Bearer Securities will be made in U.S. dollars at the Corporate Trust Office of the Trustee in The City of New York if payment of the full amount thereof at all paying agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

      Payment of principal of and premium, if any, on Registered Securities will be made in the designated currency against surrender of such Registered Securities at the Corporate Trust Office of the Paying Agent in The City of New York. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Corporate Trust Office of the Paying Agent in The City of New York, or by a check in the designated currency mailed to each Holder at such Holder's registered address. (Sections 307 and 1001)

      The paying agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may terminate the appointment of any of the paying agents from time to time, except that the Company will maintain at least one paying agent in The City of New York for payments with respect to Registered Securities and at least one paying agent in a city in Europe so long as any Bearer Securities are outstanding where Bearer Securities may be presented for payment and may be surrendered for exchange, provided that so long as any series of Debt Securities is listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a paying agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for such series of Debt Securities. (Section 1002)

      All moneys paid by the Company to a paying agent for the payment of principal of or premium, if any, or interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and the Holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 1003)

Covenants

      The Indenture imposes the following restrictive covenants on the Company.

      Limitation on Liens. The Company will not subject its assets or assets of a Restricted Subsidiary to liens without securing the Debt Securities equally and ratably with other indebtedness for borrowed money so secured except for (1) liens securing exports to or marketing of goods in foreign countries other than Canada, (2) liens on receivables payable in foreign currencies to secure borrowings in foreign countries other than Canada, (3) deposits in connection with public obligations or legal proceedings, (4) liens securing intercompany indebtedness, (5) purchase money mortgages on fixed assets hereafter acquired by the Company or any of its Restricted Subsidiaries for use in the Finance Business or the Finance-Related Insurance Business, liens on such property at the time of its acquisition or liens on fixed assets used in the Finance Business or the Finance-Related Insurance Business existing when a company becomes a Subsidiary, and (6) renewals of the foregoing. (Section 1004) The term "Restricted Subsidiary" means any Subsidiary of the Company engaged in the Finance Business or in the Finance-Related Insurance Business other than Subsidiaries that are organized or conduct a major portion of their business outside the United States, Puerto Rico or Canada. The term "Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company. (Section 101)

      Limitation on Dividends. Cash dividends on or acquisitions for value of capital stock of the Company subsequent to December 31, 1984 are limited to the sum of (i) consolidated net income of the Company and its consolidated Subsidiaries calculated in accordance with generally accepted accounting principles and (ii) net proceeds from cash sales of or cash contributions to capital stock, subsequent to December 31, 1984. Substantially concurrent acquisitions of capital stock out of the net proceeds of sales of capital stock are excluded. (Section 1005)

      Restricted Subsidiary Stock and Debt. The Company will not, and will not permit any Subsidiary to, sell or otherwise dispose of any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary except to the Company or to a Restricted Subsidiary unless simultaneously therewith all shares of stock and such indebtedness of such Restricted Subsidiary at the time owned by the Company and all Subsidiaries are sold or transferred. The Company will not permit any Restricted Subsidiary to issue, sell or dispose of, except to the Company or to a Restricted Subsidiary, (i) any preferred stock, except to any holders of the stock of such Restricted Subsidiary in the exercise of a pre-emptive right to subscribe to such preferred stock, or (ii) any other class of stock except on the condition that the proportionate amount of shares of stock of such class and of the total number of shares of stock of such Restricted Subsidiary held by persons other than the Company and its Restricted Subsidiaries shall not be increased and except for directors' qualifying shares. (Sections 1007 and 1008)

Modification of the Indentures

      The Indenture permits the Company and the Trustee, with the consent of the holders of not less than 66-2/3% in principal amount of the Debt Securities at the time outstanding thereunder and affected thereby, to execute a supplemental indenture modifying the Indenture or the rights of the holders of such Debt Securities and any related coupons, provided that no such modification shall, without the consent of the holder of each Debt Security affected thereby, (i) change the maturity of any Debt Security or coupon, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or change any Place of Payment or change the coin or currency in which a Debt Security or coupon is payable or affect the right of any holder to institute suit for the enforcement of payment in accordance with the foregoing, or (ii) reduce the aforesaid percentage of Debt Securities, the consent of the holders of which is required for any such modification. (Section 902)

      The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable in whole or in part as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee, or upon the request of the Company or the Holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with the Indenture. (Section 1402) The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series, the persons holding or representing 66-2/3% in principal amount of the outstanding Debt Securities of such series will constitute a quorum. (Section 1404) Except as limited by the proviso in the preceding paragraph, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any consent or waiver that may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of 66-2/3% in principal amount of the outstanding Debt Securities of that series; and provided further that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the outstanding Debt Securities of that series.

      Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons.

Events of Default

      The Indenture provides that the following shall constitute Events of Default with respect to any series of Debt Securities thereunder: (i) default in payment of principal of or premium, if any, on any Debt Security of such series when due; (ii) default for 30 days in payment of interest on any Debt Security of such series when due; (iii) default in the deposit of any sinking fund payment on any Debt Security of such series when due; (iv) default in performance of any other covenant in such Indenture, continued for 30 days after written notice thereof by the Trustee thereunder or the holders of 25% in principal amount of the Debt Securities of such series at the time outstanding; (v) default resulting in acceleration of maturity of any other indebtedness of the Company or any Restricted Subsidiary provided that such acceleration has not been rescinded or annulled within 10 days of written notice; and (vi) certain events of bankruptcy, insolvency or reorganization. (Section 501) The Company is required to file with each Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 1010)

      The Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Securities, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable. (Section 502) In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all such Debt Securities and any related coupons waive any past default or event of default except a default not theretofore cured in payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series and any related coupons. (Sections 502 and 513)

      The Indenture contains a provision entitling the Trustee, subject to the duty of such Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debt Securities of any series or any related coupons before proceeding to exercise any right or power under the

Indenture with respect to such series at the request of such holders. (Section 603) The Indenture provides that no holder of any Debt Securities of any series or any related coupons may institute any proceeding, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee, for 60 days, to act after it is given notice of default, a request to enforce the Indenture by the holders of not less than 25% in aggregate principal amount of the then outstanding Debt Securities of such series and an offer of reasonable indemnity to such Trustee. (Section 507) This provision will not prevent any holder of Debt Securities or any related coupons from enforcing payment of the principal thereof and premium, if any, and interest thereon at the respective due dates thereof. (Section 508) The holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or which would be unjustly prejudicial to holders not joining therein. (Section 512)

      The Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to any series of Debt Securities thereunder known to it, give to the holders of the Debt Securities of such series notice of such default if not cured or waived; but, except in the case of a default in the payment of principal of (or premium, if any), or interest on, any Debt Securities, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interests of the holders of such Debt Securities. (Section 602)

Defeasance

      The Company may terminate certain of its obligations under the Indenture with respect to Debt Securities of any series, including its obligations to comply with the covenants described under the heading "Restrictive Covenants" above, with respect to the Debt Securities of such series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of and interest on the Debt Securities of such series to maturity. Such deposit and termination is conditioned upon the Company's delivery of (a) an opinion of nationally recognized independent counsel that the holders of the Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination, (b) an officer's certificate and (c) if the Debt Securities of such series are then listed on the New York Stock Exchange, an opinion of counsel that the Debt Securities of such series will not be delisted as a result of the exercise of this option. Such termination will not relieve the Company of its obligation to pay when due the principal of or interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money or Government Obligations held by the Trustee for the payment thereof. (Section 1301)

Concerning the Trustee

      The Trustee is also trustee under indentures dated as of June 15, 1984 and September 15, 1986 between it and the Company.

                            DESCRIPTION OF WARRANTS

      The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

      Warrants may be offered independently or together with any series of Debt Securities offered by a Prospectus Supplement and may be attached to or separate from such Debt Securities. Each series of Warrants will be issued under a separate warrant agreement ("Warrant Agreement") to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company in connection with the certificates for the Warrants (the "Warrant Certificates") of such series and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. Copies of the forms of Warrant Agreements, including the forms of Warrant Certificates, are filed as an exhibit to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the forms of Warrant Agreements and Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreements and the Warrant Certificates. Numerical references in parentheses below are to sections of the Warrant Agreements. Wherever particular sections or defined terms of the Warrant Agreement are referred to, it is intended that such sections or defined items shall be incorporated herein by reference.

General

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether such Warrants are to be issuable as Bearer Warrants and the terms upon which any Bearer Warrants of such series may be exchanged for Registered Warrants of such series; (ix) federal income tax consequences; and (x) any other terms of such Warrants.

      Warrant Certificates of each series will be issuable as Registered Warrants and may be issuable as Bearer Warrants. At the option of the holder upon request confirmed in writing, and subject to the terms of the relevant Warrant Agreement, Bearer Warrants of any series will be exchangeable into Registered Warrants or Bearer Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange, and Registered Warrants of any series will be exchangeable into Registered Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange, and Registered Warrants may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) without service charge and upon payment of any taxes and other governmental charges as described in the relevant Warrant Agreement. Such transfer or exchange will be effected when the Warrant Agent for such series of Warrants is satisfied with the documents of title and identity of the person making the request. Bearer Warrants will be transferable by delivery. (Section 4.01) Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the series of Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture. (Section 3.01)

Exercise of Warrants

      Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) at any time prior to 5:00 P.M., New York City time, on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants of such series will become void. (Sections
2.02 and 2.03)

      Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the amount required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on the reverse side of the Warrant Certificate evidencing such Warrants and, in the case of Bearer Warrants, compliance with the procedures specified in the applicable Prospectus Supplement. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of such Warrant Certificate. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. Registered Securities will be issued and delivered upon exercise of Registered Warrants. At the option of the holder of any Bearer Warrants, Registered Securities or Bearer Securities will be issued and delivered upon exercise of such Bearer Warrants. If fewer than all of the Warrants represented by a Registered Warrant are exercised, a new Registered Warrant will be issued and delivered for the remaining amount of Warrants. If fewer than all the Warrants represented by a Bearer Warrant are exercised, at the option of the holder thereof, a new Registered Warrant or Bearer Warrant will be issued and delivered for the remaining amount of Warrants. (Section 2.03)

        LIMITATIONS ON ISSUANCE OF BEARER SECURITIES AND BEARER WARRANTS

      In compliance with United Stated federal tax laws and regulations regarding the distribution of debt securities in bearer form, Bearer Securities and Bearer Warrants may not, in connection with their original issuance, be offered, sold, resold or delivered in the United States or to United States persons (each as defined below) except as otherwise permitted by Treasury Regulation Section 1.163-5(c)(2)(i)(D) including offers and sales to offices located outside the United States of certain United States financial institutions that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986 (the "Code") and the regulations thereunder, and any underwriters, agents and dealers participating in the offering of Bearer Securities or Bearer Warrants will agree in writing that they will not offer, sell or resell any Bearer Securities or Bearer Warrants to persons within the United States or to United States persons (except as described above) nor deliver Bearer Securities or Bearer Warrants within the United States. In addition, any such underwriters, agents and dealers will agree to send confirmations to each purchaser of a Bearer Security or Bearer Warrant confirming that such purchaser represents that it is not a United States person or is a financial institution described above and, if such person is a dealer, that it will send similar confirmations to purchasers from it. Bearer Securities and any coupons attached thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code."

      Generally, for United States federal income tax purposes, any United States person who holds a Bearer Security will not be allowed to deduct any loss sustained on the sale, exchange, redemption or other disposition of such Bearer Security and will be taxed at ordinary income rates on any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange, redemption or disposition.

      As used herein, "United States" mean the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, and "United States person" means an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or any estate income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

      Pending the availability of a permanent Global Security or definitive Bearer Securities, as the case may be, Debt Securities that are issuable as Bearer Securities may initially be represented by a single temporary Global Security, with or without interest coupons, each to be deposited with a depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("Cedel") for credit to the designated accounts against certifications to the effect described below. Following the availability of a permanent Global Security or definitive forms of Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, the temporary Global Security will be exchangeable for a permanent Global Security or for definitive Bearer Securities, respectively, only upon certification that an interest in such permanent Global Security or such definitive Bearer Securities is not being acquired by or on behalf of a United States person or, if a beneficial interest in such a Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above; provided, however, that no definitive Bearer Security will be issued if the Company has reason to know that such certificate is false. No definitive Bearer Security will be delivered in or to the United States. If so specified in the applicable Prospectus Supplement, interest in respect of any portion of the temporary Global Security payable in respect of an Interest Payment Date prior to the issuance of a permanent Global Security or definitive Bearer Securities of any series will be paid to each of Euroclear and Cedel, with respect to the portion of the temporary Global Security held for its account. Each of Euroclear and Cedel, will undertake in such circumstances to credit such interest received by it in respect of the temporary Global Security to the respective accounts for which it holds the temporary Global Security only upon receipt in each case of (i) certification that as of the relevant interest payment date the portion of the temporary Global Security on which such interest is to be so credited is not beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person or (ii) if a beneficial interest in the portion of the temporary Global Security on which such interest is to be so credited is beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person, certification that such United States person is a financial institution described above.

      Bearer Warrants will be issued only on receipt of a certification that the Bearer Warrant in question is not being acquired by or on behalf of a United States person or, if a beneficial interest in such Bearer Warrant is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above.

                             PLAN OF DISTRIBUTION

      The Company may offer and sell Debt Securities and Warrants, separately or together, to or through underwriters, acting as principals for their own accounts and/or as agents, and also may offer and sell Debt Securities and Warrants, separately or together, directly to dealers or other purchasers. Any such Debt Securities and Warrants may be offered and sold upon their original issuance or, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase by or on behalf of the Company, whether in accordance with a redemption or repayment pursuant to their terms, in the open market or otherwise. Any underwriter and/or agent will be identified and the terms of its agreement with the Company and its compensation will be described in the Prospectus Supplement. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities or Warrants offered thereby.

      Debt Securities and Warrants, separately or together, also may be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms ("remarketing firms") acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Debt Securities and Warrants remarketed thereby.

      The distribution of the Debt Securities and Warrants may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of Debt Securities and Warrants, dealers may receive compensation from the Company or from purchasers of Debt Securities or Warrants for whom they may act as agents, in the form of discounts, concessions or commissions. The dealers that participate in the distribution of Debt Securities or Warrants may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Debt Securities or Warrants by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such compensation will be described in the Prospectus Supplement.

      Under agreements that may be entered into with the Company, underwriters, dealers, agents and remarketing firms may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

      If so indicated in the Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities or Warrants from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Debt Securities or Warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the series of Debt Securities or Warrants being sold to such institutions are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities or Warrants not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity of performance of such contracts.

      Each underwriter, dealer, agent and remarketing firm participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

      Neither the Debt Securities nor the Warrants may be offered or sold directly or indirectly in Great Britain other than to persons whose ordinary business it is to buy or sell shares or debentures (except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985), and this Prospectus and any Prospectus Supplement or any other offering material relating to the Debt Securities or the Warrants may not be distributed in or from Great Britain other than to persons whose business involves the acquisition and disposal, or the holding, of securities whether as principal or as agent.

                                 LEGAL MATTERS

      The validity of the Debt Securities and Warrants offered hereby will be passed upon for the Company by Christopher A. Taravella, Esq., Vice President and General Counsel of the Company, and for any underwriters and agents by Brown & Wood LLP, New York, New York. Mr. Taravella will rely as to all matters of New York law on the opinion of Brown & Wood LLP, and Brown & Wood LLP, will rely as to all matters of Michigan law on the opinion of Mr. Taravella Mr.Taravella owns and has options to purchase shares of common stock of Chrysler. Brown & Wood LLP may from time to time render legal services to the Company and its affiliates.




                                    EXPERTS

      The consolidated financial statements and the related financial statement schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

===================================      ===================================

      No dealer, salesman or any
other person has been authorized
to give any information, or to make
any representations, other than
those contained in this Prospectus                   $300,000,000
Supplement or the Prospectus, in
connection with the offer contained
in this Prospectus Supplement and
the Prospectus, and, if given or
made, such information or                   Chrysler Financial Corporation
representations must not be                          [ Logotype ]
relied upon as having been
authorized by the Company or any
Underwriter. Neither the delivery
of this Prospectus Supplement and the
Prospectus nor any sale made here-
under and thereunder shall under
any circumstances create an implica-            6.95% Notes due 2002
tion that there has been no change
in the affairs of the Company since
the date hereof. This Prospectus
Supplement and the Prospectus are
not an offer to sell or a solici-
tation of an offer to buy any
security in any jurisdiction in
which it is unlawful to make such
an offer or solicitation.

              --------                         ---------------------

         TABLE OF CONTENTS                     PROSPECTUS SUPPLEMENT

                               Page            ---------------------
                               ----
       Prospectus Supplement
Description of Notes ......... S-2
Underwriting ................. S-3
             Prospectus
Available Information ........   2
Incorporation of Certain
  Documents by Reference .....   2
Chrysler Financial
  Corporation ................   3
Chrysler Financial Corporation
  Selected Consolidated
  Financial Data .............   5
Information Concerning
  Chrysler Corporation .......   8
Ratio of Earnings to Fixed
  Charges ....................   12
Use of Proceeds ..............   13             Merrill Lynch & Co.
Description of Debt                            Salomon Brothers Inc
  Securities .................   13
Description of Warrants ......   19
Limitations on Issuance of
  Bearer Securities and
  Bearer Warrants ............   21
Plan of Distribution  ........   22
Legal Matters ................   24
Experts ......................   24              March 19, 1997

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